Exhibit 99.1

China Metro-Rural Holdings Limited

Dear Shareholder:	July 11, 2011

You are cordially invited to join us at the Annual General Meeting of shareholders of China Metro-Rural Holdings Limited, or China Metro, to be held at 10:30 a.m. (Hong Kong time) on August 25, 2011. The Annual General Meeting will be held at China Metro-Rural Holdings Limited, located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To elect eight Directors of the Company to hold office until the next Annual General Meeting of shareholders or until their successors are duly elected and qualified.

2. To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2012 and to authorize the directors to fix their remuneration.

3. To approve amendments to the Amended and Restated Articles of Association of the Company as follows:

Article 38

By deleting the first sentence of Article 38 and substituting therefor the following:

“Unless otherwise determined by an Ordinary Resolution of Members, the number of directors shall not be less than one”.

Article 57

By deleting Article 57 in its entirety and substituting therefor the following:

“The quorum necessary for the transaction of business at a meeting of directors shall be a majority of directors”.

4. To approve the Company’s 2011 Share Incentive Plan.

5. To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The China Metro Annual General Meeting also will address such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The record date for the determination of shareholders entitled to notice of, and to vote at, the China Metro Annual General Meeting and any adjournment or postponement thereof is July 11, 2011. Only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the China Metro Annual General Meeting. At the close of business on the record date, China Metro had outstanding and entitled to vote (a) 65,643,782 ordinary shares, and (b) 100,000 preferred shares. The preferred shares constituted an aggregate of 3,191,225 voting shares as of the close of business on the record date. Accordingly, a total of 68,835,007 shares are eligible to be voted at the Annual General Meeting.

Your vote is important. The affirmative vote of a majority of the votes cast in person or by proxy at the China Metro Annual General Meeting is required for approval of Proposal Nos. 1, 2, 3 and 4.

Even if you plan to attend the China Metro Annual General Meeting in person, we request that you submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card to ensure that your shares will be represented at the China Metro Annual General Meeting in the event you are unable to attend. If you fail to submit your proxy and do not vote in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the China Metro Annual General Meeting. Failure to submit a proxy will have no effect on Proposal No. 1, 2, 3 or 4. If you attend the China Metro Annual General Meeting and have voted by proxy but wish to vote in person, you may withdraw your proxy and vote in person.

The accompanying proxy statement describes Proposal Nos. 1, 2, 3 and 4 in detail. We encourage you to read the accompanying proxy statement carefully before completing and submitting your proxy.

It is important that your shares are represented at the Annual General Meeting. Even if you plan to attend the Annual General Meeting in person, we hope that you will submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card. This will not limit your right to attend or vote at the Annual General Meeting.

By order of the Board of Directors,

Sincerely,

/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

China Metro-Rural Holdings Limited

Neither the Securities and Exchange Commission nor any non-U.S. or state securities commission has passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated July 11, 2011 and is first being mailed to China Metro shareholders on or about July 15, 2011.

2

China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 25, 2011

To the Shareholders of China Metro-Rural Holdings Limited:

Notice is hereby given that an Annual General Meeting (the “Annual General Meeting”) of shareholders of China Metro-Rural Holdings Limited, a British Virgin Islands company, or China Metro, will be held at 10:30 a.m. (Hong Kong time) on August 25, 2011 at China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To elect eight Directors of the Company to hold office until the next Annual General Meeting of shareholders or until their successors are duly elected and qualified.

2. To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2012 and to authorize the directors to fix their remuneration.

3. To approve amendments to the Amended and Restated Articles of Association of the Company as follows:

Article 38

By deleting the first sentence of Article 38 and substituting therefor the following:

“Unless otherwise determined by an Ordinary Resolution of Members, the number of directors shall not be less than one”.

Article 57

By deleting Article 57 in its entirety and substituting therefor the following:

“The quorum necessary for the transaction of business at a meeting of directors shall be a majority of directors”.

4. To approve the Company’s 2011 Share Incentive Plan.

5. To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The China Metro Annual General Meeting also will address such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of China Metro, on behalf of China Metro, is soliciting proxies from the China Metro shareholders. The Board of Directors of China Metro has fixed July 11, 2011 as the record date for determination of shareholders entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof.

Whether or not you expect to attend the Annual General Meeting, to ensure that your shares are represented at the Annual General Meeting, you should vote your proxy (i) through the internet, (ii) by telephone, or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope. You may revoke your proxy and vote in person if you decide to attend the Annual General Meeting.

By Order of the Board of Directors,

/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

Hong Kong

July 11, 2011

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PROXY STATEMENT

PROPOSAL 1

ELECTION OF DIRECTORS

Eight directors are to be elected to serve until the next Annual General Meeting of shareholders or until their successors are elected and qualified, or until their earlier resignation, removal or death. The Board of Directors has nominated Mr. Cheng Chung Hing, Ricky; Mr. Sio Kam Seng, Mr. Cheng Tai Po; Ms. Leung Wai Yan , Mr. Lai Chau Ming, Matthew; Mr. Wong Gee Hang, Henry; Mr. Tsui King Chung, Francis and Mr. Yuen Ka Lok, Ernest to serve as directors (the “Nominees”). Directors shall be elected by shareholders holding a plurality of the votes represented by the ordinary shares and preferred shares present at the Annual General Meeting. In the event that any one of the Nominees is unable or declines to serve as a director, the Board of Directors intends to substitute another person of their choice as nominee, in his place and stead, or to present such lesser number of directors in accordance with the Company’s Articles of Association. The Board of Directors has no reason to believe that any Nominee will be unable to serve or decline to serve as a director. However, if any Nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board of Directors, unless the Board of Directors decides to reduce the number of Directors. Any vacancy occurring between shareholders’ meetings, including vacancies resulting from an increase in the number of directors, may be filled by the Board of Directors. A director elected to fill a vacancy shall hold office until the next Annual General Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF ALL NOMINEES NAMED ABOVE TO THE BOARD OF DIRECTORS.

Information Regarding Nominees

The following table sets forth the name and position(s) held with the Company, of each director of the Company. Each director of the Company has been nominated by the Board of Directors as a Nominee. Further information with respect to each Nominee is set forth in the description of business experience of such persons below.

OUR DIRECTORS

Name	Position(s)
Mr. Cheng Chung Hing, Ricky	Chairman of the Board
Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer
Mr. Cheng Tai Po	Vice Chairman of the Board
Ms. Leung Wai Yan	Director
Mr. Lai Chau Ming, Matthew	Director
Mr. Wong Gee Hang, Henry	Director
Mr. Tsui King Chung, Francis	Director
Mr. Yuen Ka Lok, Ernest	Director

Mr. CHENG Chung Hing, Ricky, our co-founder, has served as Chairman of the Board of Directors of the Company since July 24, 2009. He also served as Chief Executive Officer of the Company from July 24, 2009 until March 22, 2010, and as President of the Company from July 24, 2009 until June 1, 2011. He has also served as Chairman of the board of directors and President of Man Sang Holdings, Inc. (“MSHI”) since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a then-subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of Man Sang International (B.V.I.) Limited in January 1996, he had served as chairman and president of various companies within the Man Sang group of companies. Since March 20, 2007, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. Since February 21, 2007, Mr. Cheng, China Metro-Rural Limited’s co-founder, also served as a director of China Metro-Rural Limited. He also serves as an executive director, co-founder and co-chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. SIO Kam Seng has served as Vice Chairman of the Board and Chief Executive Officer of the Company since March 22, 2010. Mr. Sio has served as chairman of the Board of Directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management and a Master of Business Administration degree. He is a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2010 and has remained as its director since then.

Mr. CHENG Tai Po, our co-founder, has served as our Vice Chairman since July 24, 2009. He has also served as director and Vice Chairman of MSHI since January 1996. He has served as Deputy Chairman and a Director of Man Sang International Limited (MSIL), a Hong Kong Company listed on The Stock Exchange of Hong Kong Limited (stock code: 938) since August 1997. Prior to our group reorganization, he served as vice chairman of various companies within our group of companies. He has also served as a non-executive director of China South City Holdings Limited, a Hong Kong Company listed on The Stock Exchange of Hong Kong Limited (stock code: 1668) since April 30, 2010. He has served as a director of some subsidiaries within MSIL’s group of companies and China South City’s group of companies. Mr. Cheng has over 30 years experience in the pearl business and is responsible for our overall planning, strategic formulation and business development.

Ms. LEUNG Wai Yan has served as our Director since March 22, 2010 and is currently a director of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of China South City Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance and holds a Swiss Diploma in Hotel Management granted by Institut Hotelier César Ritz (Switzerland). She was a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong.

Mr. LAI Chau Ming, Matthew, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since November 1996. Mr. Lai has been Sales Director of DBS Vickers (Hong Kong) Limited since July 1996. Prior to his joining DBS Vickers, Mr. Lai served from 1972 to 1996 as a Senior Manager of Sun Hung Kai Investment Company Limited, an investment company in Hong Kong. Mr. Lai has 30 years experience in investment. He is experienced in the areas of financial management and planning.

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a full member of The Hong Kong Management Association.

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over 15 years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of eBiz Incubation & Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen, has been a partner of Messer. Yuen & Partners since 1997. He has nearly 20 years of experience in litigation and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

PROPOSAL 2

APPROVAL OF THE PROPOSAL OF THE BOARD OF DIRECTORS TO APPOINT PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2012 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION

The Board of Directors proposes to appoint PwC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2012. PwC has served as the Company’s independent registered public accounting firm since 2010 and will have one or more representatives at the Annual General Meeting. Such representatives will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE PROPOSAL TO APPOINT PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2012 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

PROPOSAL 3

APPROVAL OF THE PROPOSAL OF THE BOARD OF DIRECTORS TO AMEND THE

COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION

A)	The Board of Directors proposes to amend our Amended and Restated Articles of Association to revise the number of directors of the Company. In order to effect the amendment, Article 38 of the Amended and Restated Articles of Association would be amended as follows:

Article 38

By deleting the first sentence of Article 38 and substituting therefor the following:

“Unless otherwise determined by an Ordinary Resolution of Members, the number of directors shall not be less than one”.

B)	The Board of Directors proposes to amend our Amended and Restated Articles of Association to revise the directors required to be present to constitute a quorum. In order to effect the amendment, Article 57 of the Amended and Restated Articles of Association would be amended as follows:

Article 57

By deleting Article 57 in its entirety and substituting therefor the following:

“The quorum necessary for the transaction of business at a meeting of directors shall be a majority of directors”.

Reasons for Proposal No. 3

The principal purposes of this proposal is to allow the board to more effectively transact business so long as a majority of directors are present notwithstanding the unavailability of Messrs. Cheng Ching Hing, Ricky or Cheng Tai Po. We increased the size of the board in 2010 with the addition of Mr. Yuen Ka Lok, Ernest as a director and Chair of the Audit Committee and no longer feel it necessary to require the presence of Messrs. Cheng Ching Hing, Ricky or Cheng Tai Po in order to properly conduct business.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE PROPOSAL TO AMEND THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION.

PROPOSAL 4

APPROVAL OF THE COMPANY’S 2011 SHARE INCENTIVE PLAN

General

On July 11, 2011, the Board of Directors approved the 2011 Share Incentive Plan (the “Plan”), subject to shareholder approval at the Annual General Meeting. The Board of Directors believes that the Plan is an integral part of the Company’s compensation philosophy. As of the date of this proxy statement, no grants of options or restricted stock under the Plan have been made.

The purposes of the Plan are to (i) enhance the interests of the Company and its shareholders by providing incentives to attract, retain and reward persons performing services for the Company and its subsidiaries; (ii) motivate participants, by means of appropriate incentives, to contribute to the growth and profitability of the Company and its subsidiaries; (iii) provide incentive compensation opportunities that are competitive with those of similar companies; and (iv) further align participants’ interests with those of the Company’s shareholders through compensation that is based on the Company’s stock.

Set forth below is a summary of the Plan, which is qualified in its entirety by the specific language of the Plan, a copy of which was filed with the SEC on a Form 6-K on July 11, 2011. Capitalized terms not defined herein shall have the same meanings ascribed to such terms in the Plan.

Summary of the Plan

The Board of Directors is requesting that the shareholders of the Company adopt the Plan reserving an aggregate of 7,000,000 ordinary shares (the “Available Shares”) for issuance pursuant to the exercise of stock options (“Options”) which may be granted to employees, officers, and directors of the Company and consultants to the Company. Awards of restricted stock (“Awards”) may also be made under the Plan. Ordinary shares issued as Awards under the Plan are “restricted” in the sense that they are subject to repurchase by the Company at cost during the vesting period.

Plan Administration

The Plan will be administered by the Company’s Board of Directors or any of its committees appointed as permitted under the Plan (the “Administrator”). Transactions under the Plan are intended to comply with all applicable provisions under the Securities Exchange Act of 1934, as amended (the “1934 Act”). In addition to determining who will be granted Options or Awards, the Committee has the authority and discretion to determine when Options or Awards will be granted and the number of Options or shares to be granted. The Administrator may determine which Options may be intended to qualify (“Incentive Stock Options”) for special treatment under the Internal Revenue Code of 1986, as amended from time to time (the “Code”) or Non-Qualified Options (“Non-Qualified Stock Options”) which are not intended to so qualify. The Administrator also may determine the time or times when each Option becomes exercisable, the duration of the exercise period for Options, the form or forms of the instruments evidencing Options or Awards granted under the Plan, the purchase price of the shares issued under the Plan, and the period or periods of time during which the Company will have a right to repurchase the shares and the terms and conditions of such repurchase. The Administrator may adopt, amend, and rescind such rules and regulations as in its opinion may be advisable for the administration of the Plan. The Administrator may amend the Plan without shareholder approval where such approval is not required to satisfy any statutory or regulatory requirements.

The Administrator also may construe the Plan and the provisions in the instruments evidencing options granted under the Plan to employee and officer participants and is empowered to make all other determinations deemed necessary or advisable for the administration of the Plan. The Administrator may not materially and adversely affect the rights of any participant under any outstanding Option or Award without the consent of such participant. This Plan will remain in effect for a term of 10 years from the date of its adoption by the Board of Directors, unless soon terminated by the Board of Directors.

The Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations resulting in stock splits or combinations or exchanges of shares.

Participants in the Plan may be selected by the Administrator from employees and officers of the Company, its subsidiaries and affiliates and consultants to the Company, its subsidiaries and affiliates.

Stock Options

Only employees of the Company and its subsidiaries, as the term “employee” is defined for the purposes of the Code will be entitled to receive Incentive Stock Options. Incentive Stock Options granted under the Plan are intended to satisfy all requirements for incentive stock options under Section 422 of the Code and the Treasury Regulations thereunder.

Each option granted under the Plan will be evidenced by a written option agreement between the Company and the optionee. The option price of any Incentive Stock Option may be not less than 100% of the Fair Market Value per share on the date of grant of the option; provided, however, that any Incentive Stock Option granted under the Plan to a person owning more than ten percent of the total combined voting power of the ordinary shares will have an option price of not less than 110% of the Fair Market Value per share on the date of grant of the Incentive Stock Option. “Fair Market Value” per share as of a particular date is defined in the Plan as determined by the Administrator in good faith on such basis as it deems appropriate and applied consistently with respect to participants. Whenever possible, the determination of Fair Market Value shall be based upon the per share closing price for the ordinary shares as reported in The Wall Street Journal for the applicable date.

The exercise period of options granted under the Plan may not exceed five years from the date of grant thereof. Incentive Stock Options granted to a person owning more than ten percent of the total combined voting power of the ordinary shares of the Company will be for no more than five years.

To exercise an option, the optionee must pay the full exercise price in cash, by check, in shares of ordinary shares having a Fair Market Value equal to the option price or in property or in a combination of cash, checks, shares, and property and, subject to approval of the Administrator. The Administrator has the sole and absolute discretion to determine whether or not property other than cash or ordinary shares may be used to purchase the shares of ordinary shares thereunder and, if so, to determine the value of the property received.

An option may not be exercised unless the optionee then is an employee, officer, or consultant of the Company or its subsidiaries, and unless the optionee has remained continuously as an employee, officer, or consultant of the Company since the date of grant of the option. If the optionee ceases to be an employee, officer, or consultant of the Company or its subsidiaries other than by reason of death, disability, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate one month after the date the optionee ceases to be an employee, officer or consultant of the Company. All options which are not vested to an optionee, under the conditions stated in this paragraph for which employment ceases, will immediately terminate on the date the optionee ceases employment or association.

If an optionee dies while an employee, officer or consultant of the Company, all vested options theretofore granted to such optionee, unless earlier terminated in accordance with their terms, may be exercised at any time within six months, after the date that the optionees’ continuous service ceased, by the optionee’s beneficiary or if none, by optionee’s estate or by a person who acquired the right to exercise such options by bequest or inheritance or otherwise, by reason of the death of the optionee.

If an optionee’s employment, officer, or consultant status terminates by reason of disability, all vested options theretofore granted to such optionee, unless earlier terminated in accordance with their terms, may be exercised by the optionee at any time within three months after the date disability of said optionee.

Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, or the rules thereunder. Options may be exercised, during the lifetime of the optionee, only by the optionee and thereafter only by his legal representative. An optionee has no rights as a shareholder with respect to any shares covered by an option until the option has been exercised.

As a condition to the issuance of shares upon the exercise of an option, the Company will require the optionee to pay to the Company the amount of the Company’s withholding tax liability required in connection with such exercise. The Company, to the extent permitted or required by law or regulation, may deduct a sufficient number of shares due to the optionee upon exercise of the option to pay such withholding tax liability.

Change in Control

As further described in the Plan, upon a change of Control, each outstanding Option or Award (vested or unvested) will be subject to the agreement evidencing the change of control, which need not treat all outstanding Options or Awards in an identical manner. Such agreement may provide for one or more of the following with respect to Options or Awards that are outstanding as of the effective date of such change of control: (i) the continuation of such outstanding Options or Awards; (ii) the assumption of such outstanding Options or Awards by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of new options or equity awards for such Options or Awards; (iv) the cancellation of such Options or Awards and a payment to the participants equal to the excess of (A) the fair market value of the ordinary shares subject to such Options or Awards as of the closing date of such change of control over (B) the exercise price or purchase price for the ordinary shares to be issued pursuant to the exercise of such Options or Awards. If the exercise price or purchase price per ordinary share of the ordinary shares to be issued pursuant to the exercise of such Options or Awards exceeds the fair market value per ordinary share of such ordinary shares, as of the closing date of the change of control, then such Options or Awards may be cancelled without making a payment to the participants; or (v) the cancellation of such Options or Awards for no consideration. Upon a Change of Control, all outstanding Awards shall terminate and cease to be outstanding, except to the extent such Awards have been continued or assumed, as described in the Plan.

Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if its purpose is to (i) change the state of the Company’s incorporation, (ii) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company’s securities immediately before such transaction, or (iii) obtain funding for the Company in a financing that is approved by the Board of Directors.

Vote Required

Approval of the Plan requires the affirmative vote of a majority of the shares present at the Annual General Meeting in person or by proxy. Should such shareholder vote not be obtained, the Plan will not be adopted.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE 2011 SHARE INCENTIVE PLAN.

Other Matters

The Board of Directors is not aware of any business other than the aforementioned matters that will be presented for consideration at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the enclosed proxy card will vote on these matters in accordance with their judgment.

Householding

The Company delivers a copy of its proxy materials to each shareholder, including those who share an address. Upon written or oral request, the Company will deliver a separate copy of its proxy materials to a shareholder at a shared address to which a single copy of its proxy materials was previously delivered. Shareholders who share the same last name or address and want to receive (1) only one copy of the proxy materials or (2) a separate copy of the proxy materials, as applicable, may make such request by notifying the Company in writing no later than 30 days prior to the mailing of the proxy materials in July of each year at the following address: Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong or by calling (852) 2111 3815.

Annual Reports

A copy of the Company’s 2011 Annual Report on Form 20-F for the fiscal year ended March 31, 2011, together with the audited consolidated financial statements of the Company contained therein, accompany this Notice of Annual General Meeting and proxy statement. The Annual Report on Form 20-F is not to be treated as part of the proxy solicitation material or as having been incorporated by reference therein.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED.

By Order of the Board of Directors

/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

☐	¢

CHINA METRO-RURAL HOLDINGS LIMITED

Proxy for Annual General Meeting of Shareholders on August 25, 2011

Solicited on Behalf of the Board of Directors

The undersigned, revoking all prior proxies, hereby appoints Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the ordinary and preferred shares of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on August 25, 2011, at 10:30 a.m. local time, at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, or at any adjournment or postponement thereof.

The board of directors recommends a vote “FOR” Proposal 1, 2, 3 and 4 herein. To vote in accordance with the recommendations of the board of directors, just sign on the reverse side and mark the appropriate box. If any other business is presented at the Annual General Meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the board of directors knows of no other business to be presented at the Annual General Meeting.

(Continued and to be signed on the reverse side.)

¢	1 4 4 7 5	¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHINA METRO-RURAL HOLDINGS LIMITED

August 25, 2011

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice & Proxy Statement is/are available at www.proxyvote.com.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

■	20830030300300000000 2	082511

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2, 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

NOMINEES:

O     Mr. Cheng Chung Hing, Ricky

O     Mr. Sio Kam Seng

O     Mr. Cheng Tai Po

O     Ms. Leung Wai Yan

O     Mr. Lai Chau Ming, Matthew

O     Mr. Wong Gee Hang, Henry

O     Mr. Tsui King Chung, Francis

O     Mr. Yuen Ka Lok, Ernest

			FOR	AGAINST	ABSTAIN
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)

2.  To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2012 and to authorize the directors to fix their remuneration.

3.  To approve amendments to our Amended and Restated Articles of Association.

4.  To approve the Company’s 2011 Share Incentive Plan.

			☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
The Board of Directors does not have a recommendation for voting on the following proposal(s):
		5. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2, Proposal 3 and Proposal 4.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

NOTE: Should the undersigned be present and elect to vote at the Meeting or at any adjournments thereof, and after notification to the Secretary of the Company at the Meeting of the shareholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filling a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHINA METRO-RURAL HOLDINGS LIMITED

August 25, 2011

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on August 22, 2011.

COMPANY NUMBER

ACCOUNT NUMBER
MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com.
i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. i

¢ 20830030300300000000 2	082511

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2, 3 AND 4.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1. Election of Directors:

NOMINEES:

O     Mr. Cheng Chung Hing, Ricky

O     Mr. Sio Kam Seng

O     Mr. Cheng Tai Po

O     Ms. Leung Wai Yan

O     Mr. Lai Chau Ming, Matthew

O     Mr. Wong Gee Hang, Henry

O     Mr. Tsui King Chung, Francis

O     Mr. Yuen Ka Lok, Ernest

			FOR	AGAINST	ABSTAIN
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)

2.  To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2012 and to authorize the directors to fix their remuneration.

3.  To approve amendments to our Amended and Restated Articles of Association.

4.  To approve the Company’s 2011 Share Incentive Plan.

			☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
The Board of Directors does not have a recommendation for voting on the following proposal(s):
		5. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2, Proposal 3 and Proposal 4.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

NOTE: Should the undersigned be present and elect to vote at the Meeting or at any adjournments thereof, and after notification to the Secretary of the Company at the Meeting of the shareholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filling a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ■

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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